Exhibit 99.1

SSLJ.com Limited Enters into Strategic Cooperation Agreement with JD.com for Market Expansion

WUHAN, China, February 6, 2018/PRNewswire/ -- SSLJ.com Limited (NASDAQ: SSLJ) (the “Company”), a vertically integrated O2O home decoration service and product provider in China, today announced that the Company has entered into a strategic cooperation agreement (the “Agreement”) with JD.com ("JD"), the largest e-commerce company and largest retailer in China, through JD’s subsidiary Beijing JD Century Trading Co., Ltd.

SSLJ and JD are expected to further enhance overall operational efficiency, reducing their operating costs, implementing future market expansion strategies, gaining market share, as well as creating greater commercial value for both parties.

Pursuant to the Agreement, both parties agree to carry out business cooperation nationwide. SSLJ is expected to distribute its own products through JD’s platform and have deep cooperation with JD in the field of Smart Homes. SSLJ shall invest a certain amount of money in the platform of JD for advertising. As consideration, SSLJ has a priority to distribute its 2018 new products on JD’s platform, including but not limited to, JD Mall and JD Crowdfunding, and JD will provide high quality resources to match target customers for SSLJ.

Mr. Wei Zheng, Chairman and Chief Executive Officer of SSLJ.com Limited, stated, “We are excited about the cooperation with China's e-commerce giant JD and the potential market that this new relationship can cultivate. JD's vast online retail channel will enable us to distribute SSLJ's products in a more efficient and economical manner to meet the growing consumer demand in China, which further is expected to drive the Company's fast expansion in e-commerce, enhance the influence of the Company and build up the brand awareness of SSLJ."

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides customers with a convenient, full-service, one-stop solution for their homes' interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi'an. For more information, please visit http://www.sslj.com/.

About JD.com, Inc.

JD.com, Inc. is China's leading online direct sales company and the country's largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any ecommerce company in China. As of March 31, 2016, JD.com operated 7 fulfillment centers and 209 warehouses, and in total 5,987 delivery stations and pickup stations in 2,493 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100. For more information about the Company, please visit www.jd.com .

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the listing of the Company's Class A ordinary shares on NASDAQ. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited Contact:

Ms. Wing Chuen Rhoda Lau, CFO
Phone: +8627-8366-8638

Email: ir@sslj.com

Investor Contact:

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com